Exhibit 12(f)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest charges	$80,197	$106,163	$95,272	$93,554	$96,035
Interest applicable to rentals	2,760	3,069	3,178	3,497	2,750

Total fixed charges, as defined	82,957	109,232	98,450	97,051	98,785

Earnings as defined:
Net Income	$57,895	$63,841	$66,200	$80,845	$41,971
Add:
Income Taxes	28,118	36,915	42,383	49,492	33,118
Fixed charges as above	82,957	109,232	98,450	97,051	98,785

Total earnings, as defined	$168,970	$209,988	$207,033	$227,388	$173,874

Ratio of earnings to fixed charges, as defined	2.04	1.92	2.10	2.34	1.76